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                             August 19, 2022

       Zhanchang Xin
       Chief Executive Officer
       Qilian International Holding Group Ltd.
       Jiuquan Economic and Technological Development Zone
       Jiuquan City, Gansu Province, 735000
       People   s Republic of China

                                                        Re: Qilian
International Holding Group Ltd.
                                                            Amendment No. 2 to
Form 20-F for Fiscal Year Ended
                                                            September 30, 2021
                                                            File No. 001-39805

       Dear Mr. Xin:

              We have reviewed your July 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 18, 2022 letter.

       Amendment No. 2 to Form 20-F for Fiscal Year Ended September 30, 2021

       Item 3, page 13

   1. We understand from your response that the VIE has not been charged for the technical support, consulting
services and other management services stipulated in their Exclusive
                                                        Service Agreement with
the WFOE (Chengdu Trading). Please add a disclosure
                                                        explaining why the VIE
has never been required to pay these service fees to the WFOE given that the WFOE
requires cash infusions as evidenced by their reported 2021 negative cash flows and their
borrowings from the VIE. Disclose whether there are any specific adverse tax or
regulatory factors that impacted your decision not to charge the VIE for the services and describe
your intentions to settle amounts owed by the VIE under the VIE
                                                        Agreements. Expand your
page 12 disclosure to explain why "Qilian International may
 Zhanchang Xin
Qilian International Holding Group Ltd.
August 19, 2022
Page 2
      experience difficulties in completing the administrative procedures necessary to obtain
      and remit foreign currency for the payment of dividends from its VIE   s
profits". Revise
      the VIE's operating expense and net income balances to recognize the unbilled service expenses pursuant to the guidance in SAB 1:B.1 in light of the fact that the WFOE does not hold any equity in the VIE.
2. Please explain to us why the revenue elimination adjustment on page 13 is $5,143,500 whereas the amount disclosed in Note 12 on page F-24 is only $31,587.
3. Please explain to us how the Parent accounted for the $20,000,000 cash paid in FY 21 to acquire the non-controlling interest. The existing disclosures on pages 15, F-5 and F-6 do not clearly identify which accounts were impacted.
4. Please provide us with a detailed reconciliation between the $6,503,296 and
      $2,122,539 reported 2021 VIE operating cash flow amounts on pages F-9 and 15, respectively.
5. Page F-9 shows that the VIE has significant amounts of debt outstanding. Page F-27 shows that there were more borrowings after September 30, 2021. Please disclose whether the VIE's creditors have any recourse against the Parent or any of its subsidiaries if the
      VIE fails to repay their debt obligations. Also, please disclose on page 103 where your cash accounts and the $20 million Available for Sale Securities are geographically located and whether there are any legal, regulatory, or economic factors that could impair the
      Parent's ability to access those funds for discretionary purposes.
       You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.



                                                           Sincerely,
FirstName LastNameZhanchang Xin
                                                           Division of
Corporation Finance
Comapany NameQilian International Holding Group Ltd.
                                                           Office of Life
Sciences
August 19, 2022 Page 2
cc:       George Du, Esq.
FirstName LastName